Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carver Bancorp, Inc.:

We consent to the use of our report dated June 28, 2013, with respect to the consolidated statements of financial condition of Carver Bancorp Inc. and subsidiaries as of March 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2013, which report appears in the March 31, 2013 Annual Report on Form 10-K of Carver Bancorp, Inc., incorporated by reference in Post-Effective Amendment No.2 to Registration Statement No. 333-177054 on Form S-1, and to the reference to our firm under the heading “Experts” in the prospectus.

New York, New York

July 8, 2013